CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

9601 AMBERGLEN BLVD., SUITE 117
AUSTIN, TEXAS 78729-1106
512-249-7000

306 WEST SEVENTH STREET, SUITE 302
FORT WORTH, TEXAS 76102-4987
817-336-2461
www.cgaus.com

1000 LOUISIANA STREET, SUITE 625
HOUSTON, TEXAS 77002-5008
713-651-9944

January 17, 2012

Statoil ASA
Attn: Karin Ask
Forusbeen 50
N-4035 Stavanger
Norway

Re: Evaluation Summary
Statoil ASA
Proved Reserves
As of December 31, 2011

Pursuant to the Guidelines of the Securities and Exchange Commission for Reporting Corporate Reserves and Future Net Revenue

Dear Ms. Ask:

As requested, this report was prepared on January 17, 2012 for Statoil ASA ("Statoil") for the purpose of submitting our summary level reserve estimates and economic forecasts attributable to the subject interests. We evaluated 100% of the Statoil reserves in the Bakken asset formerly owned by Brigham Exploration Company, which are located in various fields in Louisiana, Montana, North Dakota, Oklahoma and Texas. Statoil has presented that these properties account for 2%, on a net equivalent barrel basis, of Statoil's net proved reserves as of December 31, 2011, and that Statoil's estimates of net proved reserves have been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States. This evaluation utilized an effective date of December 31, 2011, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the SEC. The proved reserves and economics by category are summarized as follows:

			Proved		
			Total	Developed	Undeveloped
Net Reserves					
Oil	–	bbl	105,819,789	33,399,203	72,420,578
Gas	–	Mcf	89,353,648	39,836,223	49,517,434
Net Revenue					
Oil	–	$	9,259,435,000	2,925,822,000	6,333,614,500
Gas	–	$	627,832,750	257,283,109	370,549,688
Net BOE Production	–	BOE	120,712,070	40,038,574	80,673,484
Ad Valorem Tax	–	$	10,437,487	6,696,491	3,740,996
Operating Expense	–	$	2,030,278,875	703,359,250	1,326,919,875
Production Severance Tax	–	$	1,072,558,875	348,256,000	724,302,562
Investments	–	$	2,205,688,250	112,935,156	2,092,752,750
Future Net Cash Flow	–	$	4,570,064,000	2,013,617,500	2,556,445,750
Discounted @ 10% *(Present Worth)*	**–**	**$**	**2,076,844,000**	**1,228,827,250**	**848,017,188**

Future revenue is prior to deducting state production taxes and Ad Valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its "present worth". The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate. Oil volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base. The net BOE production is based on one barrel of oil being the equivalent of six Mcf of gas.

Our estimates are for proved reserves only and do not include any probable or possible reserves nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated.

Hydrocarbon Pricing

The base oil and gas prices calculated for December 31, 2011 were $96.19/bbl and $4.118/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices during 2011 and the base gas price is based upon Henry Hub spot prices during 2011.

The base prices were adjusted for differentials, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices over the life of the total proved properties were estimated to be $87.502/bbl for oil and $7.026/MCF for gas. All economic factors were held constant in accordance with SEC guidelines.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages 1 and 2 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

This evaluation includes 941 proved undeveloped locations, with 850 locations in the Rocky Mountain region (Bakken), 90 in West Texas (Wolfberry) and 1 in the Anadarko Basin (Granite Wash). Each of these drilling locations proposed as part of Statoil's development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, Statoil has indicated they have every intent to complete this development plan within the next five years. Furthermore, Statoil has demonstrated that they have the proper company staffing, financial backing and prior development success to ensure this five year development plan will be fully executed.

Reserve Estimation Methods

The methods employed in estimating reserves are described in page 3 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to offset production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for Statoil properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

Economic Parameters

Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, lease operating expenses and investments were calculated and prepared by Statoil personnel and were thoroughly reviewed by us for accuracy, completeness and variance from prior years. Lease operating expenses, price differentials and gas shrinkage were determined at the well level using 12-month averages estimated from August 2010 through July 2011 statements. Ad valorem tax percentages were determined at the well level by comparing 2010 taxes paid to 2010 total revenue. No ad valorem taxes are paid by Statoil in Louisiana, North Dakota or Oklahoma.

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed nor have the mechanical operation or condition of the wells and their related facilities been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was prepared by W. Todd Brooker, Senior Vice President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Statoil ASA and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

Cawley, Gillespie & Associates, Inc.
Texas Registered Engineering Firm F-693

W. Todd Brooker, P. E.
Sr. Vice President